Exhibit 99.1

Aimia and Points.com Enter China with Co-Investment in Loyalty Start-up Partnered with One of the World’s Largest Payment Card Issuers

     Focused on the Long-Term Market Opportunity, Aimia and Points.com Make Minority Co-Investment in China Rewards, a New Loyalty Program Partnered with China Union Pay

TORONTO, November 7, 2012 – Aimia Inc. (TSX: AIM) and Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the loyalty commerce platform www.Points.com, have entered into a binding agreement to make a minority investment in China Rewards, a Shanghai based retail coalition loyalty program start-up. Under the terms of the agreement, Aimia and Points will each be investing up to US$5 million upon achievement of certain performance milestones and subject to regulatory approvals.

“Entering what is soon to be the world’s largest economy has been a strategic growth imperative for Aimia,” commented Rupert Duchesne, Aimia’s Group Chief Executive, “As part of our stringent due diligence we have evaluated the key points of entry into China, seeking the right caliber of partner as well as a high return investment with minimal risk– China Rewards fit all of the criteria.”

A key element of the China Rewards program is a long-term agreement with anchor partner, China Union Pay, one of the world’s largest network operators.

Points’ CEO Rob MacLean said “The Chinese loyalty industry is still in its early stages and we are excited to be involved in China Rewards. This strategic relationship will offer an immediate and credible presence and allow us to more quickly and efficiently establish our business in the important and rapidly growing Chinese market.”

Mr. MacLean added “China Union Pay has unprecedented scale in the Chinese retail industry with a rapidly growing international reach. The ability to leverage this infrastructure and brand to quickly build a large, national loyalty program is a unique and remarkable opportunity.”

China Rewards CEO, Cindy Wu has been doing business in China for more than 20 years and is a veteran of the retail loyalty industry. “We are very excited to be partnering with global leaders, Aimia and Points.com. Their experience in the loyalty space is a valuable and important part of China Rewards’ growth plans,” said Ms. Wu.

In connection with this transaction, CIBC acted as financial advisor.

About Aimia Inc.

Aimia Inc. (“Aimia”) is a global leader in loyalty management. Aimia's unique capabilities include proven expertise in delivering proprietary loyalty services, launching and managing coalition loyalty programs, creating value through loyalty analytics and driving innovation in the emerging digital and mobile spaces. Aimia owns and operates Aeroplan, Canada's premier coalition loyalty program and Nectar, the United Kingdom's largest coalition loyalty program. In addition, Aimia has majority equity positions in Air Miles Middle East and Nectar Italia as well as a minority position in Club Premier, Mexico's leading coalition loyalty program and Cardlytics, a US-based private company operating in merchant-funded transaction-driven marketing for electronic banking.

Aimia is a Canadian public company listed on the Toronto Stock Exchange (TSX: AIM) and has over 3,400 employees in more than 20 countries around the world. For more information about Aimia, please visit www.aimia.com.

Follow us on Twitter:http://twitter.com/#!/aimiainc.

About Points International Ltd.

Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the owner and operator of Points.com, the global leader in reward currency management providing multiple eCommerce and technology solutions to the world's top loyalty brands. Points.com also manages the largest consumer rewards management platform, allowing more than 3 million users to trade, track, exchange, and redeem their loyalty points, miles, and rewards.

Recently, Points International was the recipient of several prestigious awards; the Company was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list as well as ranked 40th by PROFIT Magazine's top 200 Canadian companies by five-year revenue growth for 2012.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Further, Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

Note: Points International will be further discussing the China Rewards investment on their upcoming earnings call today at 5 PM ET. To participate in the conference call, investors from the U.S. and Canada should dial (877) 407-0789 ten minutes prior to the scheduled start time. International callers should dial (201) 689-8562.

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For more information from Aimia, please contact:

Media JoAnne Hayes 416-352-3706 joanne.hayes@aimia.com	Analysts& Investors Trish Moran 416-352-3728 trish.moran@aimia.com

For more information from Points International, please contact:

Laura Foster		Kimberly Esterkin
Addo Communications		Addo Communications
310-829-5400		310-829-5400
lauraf@addocommunications.com	OR	kimberlye@addocommunications.com

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